Filed by Pulmatrix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cullgen Inc.

Commission File No. 001-36199

Cullgen Begins Phase 1 Dosing of its Potential First-in-Class, Oral Pan-TRK Protein Degrader for Acute and Chronic Pain

Pain marks the second therapeutic area for Cullgen’s lead protein degrader CG001419

SAN DIEGO, California, USA, January 22, 2025– Cullgen Inc. (“Cullgen”), a privately-held, clinical-stage biopharmaceutical company applying its proprietary targeted protein degradation uSMITE™ platform to discover and advance therapeutics for the treatment of cancer and other diseases, today announced that it has begun dosing in human subjects to evaluate its potential first-in-class, oral, pan-TRK protein degrader for the treatment of pain. CG001419 is a highly active small molecule designed to selectively degrade both mutant and wild-type TRK proteins and is being developed to be a new, non-opioid, non-NSAID analgesic therapy as part of a new class of pain signal inhibitors that have the potential to reduce the risk of addiction associated with other pharmaceutical therapies for the treatment of pain.

“We are pleased to be ushering our lead candidate, CG001419, into a second clinical trial as planned. This protein degrader program is now in clinical testing in two different indications,” said Dr. Ying Luo, Chairman and CEO of Cullgen. “Cullgen has successfully generated a portfolio of multiple, highly active, selective, and bioavailable targeted protein degrader compounds. Exploration of these molecules across therapeutic disciplines aligns with our goal of becoming a leader in the pursuit of the next generation of targeted protein degraders.”

Cullgen received ethics committee approval in Australia to begin enrollment into the Phase 1 healthy volunteer study (NCT06636500). The trial is a single-center, randomized, placebo-controlled, double-blind, single-ascending-dose/food-effect and multiple-ascending-dose study of orally administered CG001419. The study is designed to evaluate the safety, tolerability and pharmacokinetic characteristics of CG001419.

As previously announced, Cullgen entered into a merger agreement with Pulmatrix, Inc. (Nasdaq: PULM) on November 13, 2024. Subject to the terms and conditions of the merger agreement, and upon the closing of the merger, the combined company which will operate under the name Cullgen Inc., be headquartered in San Diego, CA and trade on The Nasdaq Capital Market (Nasdaq).

About Cullgen Inc.

Cullgen is a clinical-stage biopharmaceutical company dedicated to the development of first-in-class new chemical entities (NCEs) for the treatment of diseases lacking effective therapeutic approaches. The Company applies its proprietary uSMITE™ (ubiquitin-mediated, small molecule -induced target elimination) platform technology to build the next generation of targeted protein degraders and degrader-antibody conjugates (“DACs”). Cullgen’s mission is to utilize its proprietary platform to expand the drug design paradigm beyond functional site inhibition, enabling the targeting of historically “undruggable” proteins for selective destruction. Leveraging years of work by its founders on the proteasome system and key discoveries regarding its functionality, Cullgen has successfully generated multiple highly active, selective, and bioavailable targeted protein degrader compounds. Cullgen is also actively advancing several of its highly active degraders as payloads for use in degrader-antibody conjugates (DACs). For more information, visit www.cullgen.com.

Forward-Looking Statements

Certain statements in this press release that are forward-looking and not statements of historical fact are forward-looking statements within the meaning of the federal securities laws. Such forward-looking statements include, but are not limited to, statements of historical fact and may be identified by words such as “achieve,” “aim,” “anticipates,” “assumes,” “believes,” “can,” “contemplate,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “guides,” “intends,” “is confident that”, “may,” “might,” “plans,” “potential,” “predict,” “projects,” “seeks,” “should,” “targets,” “will,” and “would,” and their opposites and similar expressions are intended to identify forward-looking statements. These forward-looking statements include express or implied statements relating to the therapeutic potential and utility, efficacy and clinical benefits of CG001419, including for the treatment of pain; the risk/benefit profile of CG001419, including the potential of CG001419 to reduce the risk of addiction associated with other pharmaceutical therapies for the treatment of pain; the study design for the Phase 1 healthy volunteer study in CG001419 and Cullgen’s expectations, hopes, beliefs, intentions and strategies. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including, but not limited to, potential risks, uncertainties, and other important factors, including expectations regarding the outcome of the Phase 1 healthy volunteer study in CG001419 for the treatment of pain, Cullgen’s ability to execute on its strategy, and those included in other filings by Cullgen from time to time, as well as risk factors associated with companies, such as Cullgen, that operate in the biopharma industry. Should one or more of these risks or uncertainties materialize, or, should any of Cullgen’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Cullgen does not undertake or accept any duty to make any updates or revisions to any forward-looking statements, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Cullgen.

Investor Contact:

Timothy McCarthy, CFA

917-679-9282

tim@lifesciadvisors.com

Cullgen Inc. Investor Contact:

Cullgen Inc.

Thomas Eastling, CFO

inquiries@cullgen.com

This communication relates to the proposed merger of Pulmatrix, Inc., a Delaware corporation (“Pulmatrix”), with PCL Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pulmatrix (“Merger Sub I”), PCL Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Pulmatrix (“Merger Sub II” and together with Merger Sub I, “Merger Subs”) and Cullgen, pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 13, 2024, by and among Pulmatrix, Merger Subs and Cullgen.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transactions or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transactions Will be Filed with the SEC

This communication is not a substitute for the registration statement or for any other document that Pulmatrix may file with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed transactions. In connection with the proposed transactions, Pulmatrix intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Pulmatrix. PULMATRIX URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PULMATRIX, CULLGEN, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Pulmatrix with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transactions. In addition, investors and stockholders should note that Pulmatrix communicates with investors and the public using its website (https://www.pulmatrix.com/investors.html/).

Participants in the Solicitation

Pulmatrix, Cullgen and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transactions. Information about Pulmatrix’s directors and executive officers, including a description of their interests in Pulmatrix, is included in Pulmatrix’s most recent Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 28, 2024, subsequent Quarterly Reports on Form 10-Q filed with the SEC, including any information incorporated therein by reference, as filed with the SEC, and other documents that may be filed from time to time with the SEC. Additional information regarding these persons and their interests in the proposed transaction will be included in the proxy statement/prospectus relating to the proposed transactions when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.